WesMark Funds
c/o Federated Services Company
Federated Investors Tower
Pittsburgh, PA 15222-3779

To the Board of Trustees of the WesMark Funds:

Portfolios of WesMark Funds                  File No.

WesMark West Virginia Municipal Bond Fund   811-07925
WesMark Growth Fund                         811-07925
WesMark Balanced Fund                       811-07925
WesMark Bond Fund                           811-07925
WesMark Small Company Growth Fund           811-07925

We have examined management's assertion about the WesMark
Funds' (the "Funds") compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment
Company Act of 1940 ("the Act") as of July 6, 2001 included in the accompanying Management Statement Regarding
Compliance with Certain Provisions of the Investment
Company Act of 1940. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public
Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed, without prior notice to management, as of July 6, 2001, and with respect to agreement of security purchases and sales, for the period from April 20, 2001 (the date of our last examination) through July 6, 2001:

1.  Confirmation of all securities held by the Federal
Reserve Book Entry System (FED) and/or by The Depository
Trust Company (DTC);

2. Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees and/or transfer agents;

3. Reconciliation of all such securities to the books and records of the Funds and the Custodian; and

4. Agreement of a total of 25 security purchases and security sales or maturities across all Funds since our last report from the books and records of the Funds to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that the WesMark
Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment
Company Act of 1940 as of July 6, 2001 with respect to securities reflected in the investment account of the WesMark Funds are fairly stated, in all material respects.

This report is intended solely for the information and use of management of the WesMark Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


DELOITTE & TOUCHE LLP

September 28, 2001





Management Statement Regarding Compliance With Certain
Provisions of the Investment Company Act of 1940

September 28, 2001

Deloitte & Touche LLP
Attn:  Jaime A. Mitko
2500 One PPG Place
Pittsburgh, PA  15222

In connection with your security count, we certify that at the close of business on July 6, 2001, the securities appearing on the list of holdings furnished to you, which represent the entire holdings of WesMark West Virginia
Municipal Bond Fund, the WesMark Growth Fund, the WesMark
Balanced Fund, the WesMark Bond Fund and the WesMark Small
Company Growth Fund were either in our possession or under our control on that date.

As indicated in the attached pages, the securities were held either in the Federal Reserve Book Entry System or the Depository Trust Company. To the best of our knowledge, none of the securities referred to above were assigned, hypothecated, pledged or otherwise encumbered as of July 6, 2001.

Sincerely,


David B. Ellwood
WesBanco Trust & Investment Services
Senior Vice President
Investment Department